[redacted]

S 09059262 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 43168

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) **AND ENDING** 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James W. Santori swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Non Applicable

Signature

CFO

Title

Notary Public

STEPHEN J. ROGERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6111754
Qualified in Westchester County
My Commission Expires June 28, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
OTA Limited Liability Company
Purchase, New York

We have audited the accompanying statement of financial condition of OTA Limited Liability Company (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTA Limited Liability Company as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009

OTA Limited Liability Company

Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	47,702
Receivable from Broker-Dealers and Clearing Organizations		86,865,143
Securities and Options Owned, at fair value		293,075,287
Fixed Assets (net of accumulated depreciation of $2,959,535)		629,254
Other Assets		4,850,811
Total assets	$	385,468,197

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Notes payable	$	2,379,398
Payable to broker-dealers and clearing organizations		18,676,138
Securities and options sold, not yet purchased, at fair value		236,685,934
Accrued expenses and other liabilities		8,021,269
Total liabilities		265,762,739
Members' Equity		119,705,458
Total liabilities and Members' equity	$	385,468,197

See Notes to Financial Statements

Note 1. Organization

OTA Limited Liability Company (the "Company"), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company also conducts customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Note 2. Significant Accounting Policies

The Company records transactions in securities and options on a trade-date basis.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, not yet purchased (see Note 8).

The clearing and depository operations for the Company's securities and options transactions are provided primarily by one broker. At December 31, 2008, substantially all of the securities and options owned and the receivable from brokers reflected in the statement of financial condition are securities and options positions with and amounts due from this clearing broker. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral.

Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company has a one-third interest in a joint account that was formed to act as specialists and odd-lot dealers on the NYSE Alternext U.S., LLC (formerly, the American Stock Exchange). The Company's share of the long and short market value, as well as due to or from broker, has been included in the respective categories in the statement of financial condition. The Company's share of any profit or loss has been included in Members' equity on the statement of financial condition.

This statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Note 2. Significant Accounting Policies (Continued)

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for loss it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"), issued by the FASB. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. An input other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. Options are priced at the midpoint of the bid and ask, or last sale. Government-sponsored Treasury bills are stated at cost plus accreted interest, which approximates fair value. These securities are classified as Level 1 in the fair value hierarchy. Warrants are recorded at fair value using various industry accepted models. Depending on the inputs available for the warrants, they are classified in either Level 2 or Level 3 of the fair value hierarchy. Other nonmaterial investments, not publicly traded, are considered Level 3 in the fair value hierarchy. Due to the inherent uncertainty of the Level 3 valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Note 3. Fair Value Measurement

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value as of December 31, 2008.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred Stock	$ 42,037,723	$ 42,037,723	$ -	$ -
Common Stock	78,766,085	78,766,085	-	-
American Depository Receipts	3,914,130	3,914,130	-	-
Exchange Traded Funds	1,306,968	1,306,968	-	-
Options	37,695,029	37,695,029	-	-
Government Securities	70,499,650	70,499,650	-	-
Debt Securities	8,412,504	8,412,504	-	-
Warrants	50,336,028	3,885,728	-	46,450,300
Other	107,170	-	-	107,170
Securities and options owned, at fair value	$ 293,075,287	$ 246,517,817	$ -	$ 46,557,470
Preferred Stock	$ (20,450,250)	$ (20,450,250)	$ -	$ -
Common Stock	(141,742,520)	(141,742,520)	-	-
American Depository Receipts	(2,149,621)	(2,149,621)	-	-
Exchange Traded Funds	(13,134,273)	(13,134,273)	-	-
Options	(59,209,270)	(59,209,270)	-	-
Securities and options sold, not yet purchased, at fair value	$ (236,685,934)	$ (236,685,934)	$ -	$ -

Note 3. Fair Value Measurement (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments.

Balance, January 1, 2008	$ 75,467,442
Realized and unrealized gains (losses) on investments:	
Net realized loss on investments	(121,923)
Net change in unrealized depreciation on investments	(76,285,876)
Purchase of investment securities	61,893,437
Sale of investment securities	(14,395,610)
Principal payments on debt securities	-
Balance, December 31, 2008	$ 46,557,470

Note 4. Related Party Transactions

Other assets include $1,981,429 due from affiliated entities, officers and employees of the Company. Subsequent to year-end, approximately $1,965,000 of this amount was repaid.

Notes payable represent loans by employees and related entities to the Company. The notes bear interest at the clearing broker's rate and are due on demand. Accordingly, the fair value of the notes payable approximates the carrying amount.

Note 5. Regulatory Requirements

As a registered broker-dealer and member of the Financial Industry Regulation Authority, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it make a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2008, the Company had net capital of $101,617,518, which exceeded the requirement of $1,000,000 by $100,617,518.

Note 6. Commitments

The Company occupies office space under several noncancelable leases which expire in 2009. The aggregate minimum rental commitment under these leases is as follows:

Year ending December 31, 2009	$ 718,110

Note 6. Commitments (Continued)

The leases, in addition to base rentals, provide for rent escalations resulting from increased real estate taxes and other charges, which are not reflected in the amount above.

Note 7. Employee Benefit Plans

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit-sharing plan to which it may contribute an amount at its discretion.

Note 8. Derivative Financial Instruments

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in Members' equity.

Note 9. Subsequent Events

Subsequent to December 31, 2008, Members effected withdrawals of approximately $39,128,000.

As of January 1, 2009, the customer agency business was transferred to a broker-dealer under common control with OTA LLC. Furthermore as of this date, OTA LLC withdrew its one-third ownership interest in the joint account referenced above.

OTA Limited Liability Company

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

OTA Limited Liability Company

Independent Auditor's Report on Internal Control

December 31, 2008

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
OTA Limited Liability Company
Purchase, New York

In planning and performing our audit of the financial statements of OTA Limited Liability Company (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009